September 29, 2006


Mail Stop 4561

By U.S. Mail and facsimile to (215) 575-7200

Robert H. King
President and Chief Executive Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ  08054

	Re:	Sterling Banks, Inc.
		Amendment No. 2 to
		Registration Statement on Form S-4
		Filed September 21, 2006
		File No. 333-133649


Dear Mr. King:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Farnsworth Proposal I - Approval of the Merger, page 78
Background of the Merger, page 77

1. We restate prior comment 6 in part. Clarify whether the price submitted by Sterling Bank following its May 3 due diligence is the price in the definitive agreement of $27.50 per share. Also clearly identify and briefly summarize the board`s analysis of each material factor, clarifying how the other material terms of the definitive agreement were negotiated or decided.

Opinion of Farnsworth`s Financial Advisor, page 81

Opinion of Sterling Bank`s Financial Advisor, page 86

2. We note your response to prior comment 8 and restate the comment.
Please disclose the key internal financial projections provided to or made available to Raymond James by Sterling and to Janney Montgomery
Scott by Farnsworth. Although the information shared with the other party may not have been prepared with a view towards disclosure, shareholders voting on the merger have a right to that same information. Please consider Rule 10b-5 and its requirement that all material nonpublic information that crossed-over between the parties be disclosed. You may include appropriate disclaimers.

Unaudited Comparative Per Share Data, page 16
1. We note the Farnsworth Pro Forma Equivalent amounts are calculated by multiplying the Pro Forma Combined amounts by an assumed exchange ratio of 2.3625. Please tell us why you present this pro forma measure considering the pro forma combined per share information is calculated using weighted average shares that reflect the exchange as noted by footnote (h) on page 96 and 98.

Selected Historical Financial Data for Sterling Bank, page 17
2. Please revise your filing to define the use of footnote (2) with the allowance/non-performing loans data.

Unaudited Pro Forma Combined Financial Information, page 98

Unaudited Pro Forma Condensed Combined Balance Sheet, page 99
3. We note the cost of acquiring Farnsworth included $957,000 of transaction costs. Please revise to describe the types of transaction costs incurred and why these costs are included in the purchase price. Refer to paragraph 24 of SFAS 141.
4. We note you have included payments for contract terminations and severance agreements in the cost of acquiring Farnsworth. Please revise to describe these contract terminations and severance agreements and cite the authoritative literature supporting their inclusion in the purchase price.
5. We note at the effective time of the Merger the outstanding Farnsworth options will be cancelled and converted into the right to receive a cash payment equal to the difference between $27.50 and the per share exercise price. Please tell us the fair value of these options at June 30, 2006, and if the amount paid is in excess of the fair value then revise to record the excess as compensation expense rather than capitalize it as a part of the purchase price of Farnsworth.
6. We note your response to comment 7 and 8 of our letter dated September 1, 2006. Please tell us why you calculated the purchase price of Farnsworth based solely on the cash merger consideration of
$27.50 per share and did not consider the exchange ratio of Sterling shares for 50% of the outstanding Farnsworth shares and the market price of Sterling stock on the date the terms of the merger was agreed and announced. Refer to EITF 99-12.
7. We note your response to comment 7 of our letter dated
September
1, 2006. Your purchase price allocation includes other liabilities of $1,813,000 for severance agreements and contract terminations; however the detail of cash consideration paid, disclosed in footnote
(a), indicates this amount was paid. Please revise to address the consistency between footnote (a) and footnote (d).

Loans Held for Sale, page F-12
8. We note your response to comment 16 of our letter dated
September
1, 2006 and your evaluation of the sales criteria of paragraph 9 of
SFAS 140. Please confirm that there is no agreement that both entitles and obligates you to repurchase or redeem the loans before maturity.

Farnsworth Financial Statements - September 30, 2005

Consolidated Statement of Cash Flows for the Years Ended September 30, 2005 and 2004
9. We have reviewed your response to comment 17 of our letter dated
September 1, 2006. You indicate that net cash flows from purchases, originations, and sales of loans held for sale are not material and not reclassified from the change in loans in the cash flow statements. Paragraph 21 of SFAS 104 restricts net reporting of lending activities to loans made to customers and principal collections of loans. Please tell us the amount of gross cash receipts and cash payments related to loans held for sale. If material, please revise to present cash receipts and cash payments related to loans held for sale as an operating activity on the Consolidated Statement of Cash Flows.

Part II
Exhibits 5.1, 8.1 and 8.2

3. The legal and tax opinions filed as exhibits 5.1, 8.1 and 8.2 contain the following qualification on reliance: "[t]his opinion is being delivered to the Board of Directors solely for the purpose of being included as an exhibit to the Registration Statement. It may not be relied upon or utilized for any other purpose." Please omit the language or specifically state that shareholders voting on the reorganization and acquisition may rely on the opinions.

4. It appears that the Consulting and Non-Competition Agreements with
Mr. Pelahaty and Mr. Alessi described on page 70 with total payouts of $630,000 have not been filed as exhibits to the filing. Please file or advise.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matt Komar at 202-551-3781 or Don Walker at 202-
551-
3490 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at
202-551-3448 or me at 202-551-3418 with any other questions.




      Sincerely,



							William Friar
							Senior Financial Analyst
							Financial Services Group







cc:	Graham R. Laub
	Dilworth Paxson LLP
	1735 Market Street
	3200 Mellon Bank Center
	Philadelphia, PA  19103


Sterling Banks, Inc.
Robert H. King
September 29, 2006
Page 5